UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Radio One, Inc.
(Name of Issuer)
Class D Common Stock, $.001 Par Value
(Title of Class of Securities)
75040P405
(CUSIP Number)
Brian Jozwiak
Fine Capital Partners, L.P.
590 Madison Avenue, 5th Floor
New York, New York 10022
Tel. No.: (212) 492-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75040P405	Page	1	of	8

1	NAMES OF REPORTING PERSONS Fine Capital Partners, L.P. 20-1192223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,505,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,505,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,505,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	75040P405

1	NAMES OF REPORTING PERSONS Fine Capital Advisors, LLC 20-1179514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,505,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,505,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,505,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	75040P405

1	NAMES OF REPORTING PERSONS Debra Fine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,505,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,505,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,505,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D/A
Item 1. Security and Issuer
This Amendment No. 5 to Schedule 13D (this “Schedule 13D/A”) relates to shares of Class D Common Stock, $.001 Par Value (the “Common Stock”), of Radio One, Inc., a Delaware corporation (the “Issuer”), directly owned by private investment funds managed by Fine Capital Partners, L.P., a Delaware limited partnership (“FCP”). The Issuer’s principal executive offices are located at 5900 Princess Garden Parkway, 7th Floor, Lanham, Maryland 20706.
Item 2. Identity and Background
(a) This Schedule 13D/A is filed by (i) FCP, as the investment manager to certain private investment funds, with respect to the Common Stock owned by such private investment funds, (ii) Fine Capital Advisors, LLC, a Delaware limited liability company (“FCA”), as the general partner of FCP, and (iii) Ms. Debra Fine, a principal of FCP and FCA (the persons mentioned in (i), (ii) and (iii) are referred to herein as the “Reporting Persons”), with respect to the shares of Common Stock owned by such private investment funds. Ms. Fine is the President of FCP and the sole Manager of FCA. Brian Jozwiak is the Chief Financial Officer and Chief Operating Officer of the Reporting Persons.
(b) The business address of each of the Reporting Persons and each of the other executive officers of FCP is 590 Madison Avenue, 5th Floor, New York, New York 10022.
(c) FCP provides investment management services to private individuals and institutions. FCA serves as the general partner of FCP. The principal occupation of Ms. Fine is investment management. The principal occupation of Mr. Jozwiak is Chief Financial Officer and Chief Operating Officer of FCP and its affiliates.
(d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) FCP is a Delaware limited partnership. FCA is a Delaware limited liability company. Ms. Fine and Mr. Jozwiak are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the private investment funds is approximately $3,661,056. Ms. Fine, FCP and FCA do not directly own any shares of Common Stock.
Item 4. Purpose of the Transaction
The purpose of the acquisition of the Common Stock by the Reporting Persons is for investment, and the purchase of the Common Stock by the Reporting Persons was made in the ordinary course of business and was not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect their judgment, the Reporting Persons may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock. The Reporting Persons do not currently intend to acquire the Issuer or to control the management and policies of the Issuer.
Item 5. Interest in Securities of the Issuer
(a) As of November 10, 2009, Ms. Fine beneficially owns 3,505,500 shares of Common Stock, which represents 7.7% of the Issuer’s outstanding shares of Common Stock. FCP, FCA and Ms. Fine direct the voting and disposition of 3,505,500 shares of Common Stock representing 7.7% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D/A, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by the Reporting Persons as of November 10, 2009, as set forth in this Schedule 13D/A, by (ii) the 45,762,353 shares of Common Stock outstanding as of October 30, 2009, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.
(b) Ms. Fine, FCP and FCA have the power to vote and dispose of all of the shares of Common Stock held by the private investment funds.
(c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty (60) days are listed as Exhibit 1 attached hereto and made a part hereof.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Not Applicable.
Item 7. Material to be Filed as Exhibits
Exhibit 1	Transactions in the Issuer’s securities by the Reporting Persons in the last sixty (60) days.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 10, 2009

FINE CAPITAL PARTNERS, L.P.
By:	Fine Capital Advisors, LLC, its general partner

By:	/s/ Debra Fine
	Name:	Debra Fine
	Title:	Manager

FINE CAPITAL ADVISORS, LLC
By:	/s/ Debra Fine
	Name:	Debra Fine
	Title:	Manager

/s/ Debra Fine
Debra Fine